Exhibit 12

Genworth Financial, Inc.

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Six months ended June 30,	Years ended December 31,
	2008	2007	2006	2005	2004	2003
Income (loss) from continuing operations before income taxes and accounting changes	$(14)	$1,606	$1,853	$1,745	$1,584	$1,305

Fixed charges included in income (loss) from continuing operations:
Interest expense	222	481	364	293	217	140
Interest portion of rental expense	8	15	15	13	14	23

Subtotal	230	496	379	306	231	163
Interest credited to investment contractholders	665	1,552	1,520	1,423	1,431	1,623

Total fixed charges from continuing operations	895	2,048	1,899	1,729	1,662	1,786
Fixed charges included in income from discontinued operations:
Interest expense	—	—	—	—	—	12
Interest portion of rental expense	—	—	—	—	—	8

Subtotal	—	—	—	—	—	20
Interest credited to investment contractholders	—	1	2	2	1	69

Total fixed charges from discontinued operations	—	1	2	2	1	89

Total fixed charges	895	2,049	1,901	1,731	1,663	1,875

Income available for fixed charges (including interest credited to investment contractholders)	$881	$3,655	$3,754	$3,476	$3,247	$3,180

Income available for fixed charges (excluding interest credited to investment contractholders)	$216	$2,102	$2,232	$2,051	$1,815	$1,488

Ratio of income to fixed charges (including interest credited to investment contractholders)	0.98	1.78	1.97	2.01	1.95	1.70
Ratio of income to fixed charges (excluding interest credited to investment contractholders)	0.94	4.24	5.89	6.70	7.86	8.13